≡Scottish and Southern Energy plc

Inveralmond House
200 Dunkeld Road
Perth
PH1 3AQ

Telephone: (0)1738 455154
Facsimile: (0)1738 455281

Securities and Exchange Commission
450 Fifth Street
WASHINGTON DC
20549
USA

8 November 2002

Dear Sirs 82-3099

I enclose copies of the announcements, which have been filed with the London Stock Exchange from 1 September 2002 to 7 November 2002.

The information is provided pursuant to Rule 12(g)3-2b of the Securities Exchange Act of 1934 as amended.

I also enclose a copy of our Annual Report and Accounts.

Yours sincerely

Alex Cairncross

Alex Cairncross
Company Secretarial Assistant

dlw 12/10

SOUTHERN

Announcements Enclosed 8 November 2002

4 September 2002	Block Listing - Executive Share Option Scheme
4 September 2002	Block Listing - Sharesave Scheme
25 September 2002	Jim Forbes' Deferred Bonus Scheme
25 September 2002	Ian Marchant's Deferred Bonus Scheme
25 September 2002	Alistair Phillips-Davies' Deferred Bonus Scheme
30 September 2002	Dynegy Hornsea Limited
1 October 2002	Directors' acquisition - SIP
2 October 2002	David Sigsworth's PEP
2 October 2002	Directors' acquisition - DBS Dividend Reinvestment
7 October 2002	Gregor Alexander's Appointment
7 October 2002	David Sigsworth's Sharesave Maturity
28 October 2002	Ian Marchant's PEP
1 November 2002	Directors' acquisition - SIP
7 November 2002	Interim Results

82-3099

NEWS RELEASE FROM....

☰ Scottish and Southern Energy plc

FOR IMMEDIATE USE Ref: NR-2211 7 November 2002

INTERIM RESULTS
for the six months to 30 September 2002

Financial

- **Pre-tax profit up 7.7% to £254.7m**
- **Earnings per share up 5.5% to 23p**
- **Interim dividend up 8.2% to 10.5p per share**
- **£69.3m positive cash flow, before acquisitions**

Operational

- **Over 240,000 supply customers gained since January 2002**
- **£11.2m (8%) additional cost savings achieved**
- **First hydro-electric station refurbished under £450m renewables programme**
- **Acquisition of gas storage business at Hornsea**

(Note: All financial information is stated before goodwill and the impact of FRS 19 on deferred tax. Results for 2001 have been re-state in line with FRS17.)

Dr Bruce Farmer, Chairman of Scottish and Southern Energy, said: "Scottish and Southern Energy has delivered another six months of good financial and operational performance, which confirms our ability to deliver solid, consistent growth. Pre-tax profit, earnings per share and the dividend have all increased, and we remain focused on the management of our core activities. With the highest quality generation plant, the most efficient electricity networks and growing customer numbers, I am confident that our focused, disciplined plans for the future will deliver substantial shareholder value in the years ahead."

Overview
Scottish and Southern Energy plc (SSE) produced financial and operational results in the six months to 30 September 2002 which add to its well-established track record of good, consistent performance.

There was a 7.7% increase in profit before tax and goodwill, with profit growth in Power Systems and in the 'Other Businesses' segment. There was a fall in profit before tax in Generation and Supply, reflecting in particular a more stable environment within the New Electricity Trading Arrangements (NETA).

In the first half of the year, SSE has completed a series of actions to build for future growth, with the achievement of a further £11.2m of cost savings, implementation of the first phase of the £450m programme of investment in renewable energy, an increase in the number of supply customers and the acquisition of the gas storage business at Hornsea in East Yorkshire.

Power Systems
Operating profit in Power Systems increased by 5% to £140.4m. In Scotland, greater income due to the mix of units distributed and a 1.9% reduction in controllable costs more than offset the 1.3% fall in the units distributed. As a result, operating profit rose by 2.4%.

In England, greater income was earned from an improvement in the mix of units distributed. There was also an increase of 0.9% in the number of units distributed and more income for the metering business. These, combined with a reduction of 1.5% in controllable costs, resulted in an increase of 6.8% in operating profit.

SSE's aim is to ensure the electricity network is safe and robust, able to withstand as far as possible severe weather, and other interruption risks. In the six months to 30 September, the average number of minutes lost per customer was 34, down from 40 in the previous year.

Following the severe storm in the south of England on Sunday, 27 October, over 98% of SSE customers affected had their supply of electricity restored by the following day. SSE delivered a performance unsurpassed by any of the distribution companies dealing with the consequences of the storm.

Overall, this performance, combined with the ongoing investment made in the electricity network, has reinforced SSE's position as the most efficient network operator in the UK.

Generation and Supply
Operating profit in Generation and Supply fell by 6.6% to £108.1m, reflecting a reduced contribution from trading under NETA.

In its second year, NETA has operated in a more mature manner, allowing less scope for securing profit in the balancing market. Around £5m of total operating profit can be attributed to SSE's effectiveness in the balancing market in the six months to 30 September, compared with £15m in the same period last year.

Ofgem has provisionally approved the revised terms to the Nuclear Energy Agreement (NEA), in line with the announcement on 16 July. As a result, SSE will purchase electricity from British Energy under arrangements muc more closely linked to market prices and terms for baseload energy in England and Wales. These changes have offset the impact of lower wholesale prices in Scotland.

Although SSE's portfolio of gas-fired power stations is the most thermally-efficient in the UK, results in England and Wales have been affected by low wholesale electricity prices, given that a proportion of the generation output is sold into the wholesale, industrial and commercial markets. If wholesale prices improve from their current levels, SSE will benefit in due course.

Looking ahead, the £450m investment programme in renewable generation has begun, with refurbishment work at eight hydro-electric power stations, totalling 136MW in capacity. The second phase of the programme will begin in 2002/03, and will cover stations at Shin, Mossford, Grudie Bridge, Quoich and Finlarig, with a total installed capacity of around 90MW.

When refurbished, the output of these stations qualifies for Renewable Obligation Certificates (ROCs). Electricity from the first station refurbished under the programme was generated in September. Based on average rainfall, the output from SSE's refurbished hydro stations qualifying for ROCs is expected to be around 200GWh in 2002/03 and over 1,000GWh in 2003/04.

Within Supply, there were lower energy sales in the six months to 30 September, compared with the same period last year, following the reduction in customer numbers which occurred during 2001. The number of supply customers is, however, now growing strongly and the impact of this growth on margins will be reflected in results for the second half of the year.

In total, SSE has had a net gain of over 240,000 supply customers since the start of 2002. This comprises around 160,000 customers gained as a result of organic growth and around 80,000 customers acquired from Cambridge Gas and Electricity on 4 November 2002, for a total consideration of around £4m.

SSE now has the fastest organic growth of any Supply business in the UK. It has been very successful both in retaining existing and acquiring new customers. The strategy of focusing on the portfolio of strong regional brand has been vindicated by the addition of over 160,000 supply customers, principally in the traditional Scottish Hydro-Electric, Southern Electric and SWALEC areas. This includes a successful contract round in October, with a net gain of business customers covering 11,000 sites throughout Great Britain.

SSE continues to have the lowest cost-to-serve of any energy supplier in the UK and achieved a further 11% fall i related controllable costs in the first six months of the year. A recent survey by JD Power confirmed that it has the joint highest customer satisfaction amongst UK energy suppliers. SSE energy supply customers also have special access to additional products and services, such as those provided by the Retail business and SSE Contracting, thereby adding value to the strength of SSE's offering to customers.

SSE Contracting, SSE Telecom and other businesses

Operating profit from other businesses, including SSE Contracting, increased by 22.5%, contributing an additiona £6.3m to operating profit. At £34.3m, operating profit from other businesses represents 12.1% of SSE's overall total.

A significant increase in operating profit was achieved in SSE Contracting, through improved turnover and lower overheads. SSE Contracting is the UK's largest street lighting contractor, and is part of the consortium which has recently been appointed preferred bidder to deliver a 25-year street-lighting contract for Stoke-on-Trent City Council.

The Connections business, which develops and operates local electricity networks and multi-utility connections, also performed particularly well. The direct Retail business more than doubled its sales, to over £2m. Despite difficult market conditions, SSE Telecom remains profitable.

Gas storage: SSE Hornsea Ltd
SSE completed the purchase of Dynegy Hornsea Ltd (since renamed SSE Hornsea Ltd) on 30 September 2002, fo a total consideration of £129m plus £1.4m working capital. The operating profit figures for the first six months do not, therefore, include any trading results from gas storage. The acquisition is expected to be earnings enhancing, pre and post goodwill, in the first year, with the goodwill charge expected to be around £3m a year.

It will enable SSE to benefit from the ownership and management of a major facility which comprises 9% of the total UK gas storage capacity. There is substantial and ongoing demand for the facility, and its importance should increase further as gas trading arrangements are reformed and as the UK becomes increasingly dependent on imports of gas.

Cost Savings
SSE has already secured annualised post-merger cost savings of £145m, significantly exceeding the original post-merger target of £90m. A revised target of £160m was set in May 2002. Following a further reduction in controllable costs of £11.2m in the first half of the year, representing 8% of the overall total, the £160m target should be exceeded by the end of this financial year.

Group Capital Expenditure
Group capital expenditure and investment, excluding the gas storage business, totalled £114.7m during the first half of the year, compared with £137.8m in the same period last year. This partly reflects the completion of investment programmes in thermal generation and in the telecoms infrastructure.

In addition, while there is continued investment in strengthening the electricity networks, in line with plans for the five-year price review period, capital expenditure in Power Systems was lower than last year. The main increase was in Generation, with the refurbishment work being carried out at eight hydro-electric power stations.

Interest Charge
The net interest charge for the first six months of the year was £45m, compared with £53.6m in the previous year. This reflects lower average debt and the reduction of interest charges due to the repayment in March 2002 of the 10.25% Southern Electric £150m Bond, which was replaced with lower-cost long-term funding.

Tax
The effective underlying current tax rate was 23%, a slight increase on last year, reflecting the lower capital spend FRS 19 was adopted on deferred tax liabilities in 2001/02. As these are only a potential exposure, discounting has been applied to reflect the long-term nature of assets and this impacts on both the profit and loss account and the balance sheet.

The headline tax charge is now 28.3%, compared with 26.1% in the same period last year, and an additional discounted liability of £13.2m has been recognised on the balance sheet at 30 September 2002. This reflects the increase in current tax and a reduction in the discount rate applying to long-term liabilities.

TXU Trading
The issues arising from recent developments at TXU Europe have been well-documented. SSE has a number of contracts with TXU Europe Energy Trading Ltd (TXU Trading), the only material one being a 14 year contract originally entered into in 1997. Under it, TXU Trading is contracted to purchase the equivalent of 3.1TWh of electricity per annum from SSE at a level significantly above the current market price.

The contract remains in operation, although TXU Trading has opened discussions about the future of the arrangement. SSE is working to ensure those discussions reach a satisfactory conclusion. SSE also believes it has reasonable level of protection in the event of TXU Trading ceasing to honour the contract. If, however, the contract was terminated, with no recovery, the net present value reduction, over the life of the contract, arising

In addition, TXU Trading takes 27.5% of the power from Barking Power Limited (BPL), of which SSE owns 22.05%, at a price significantly above current market levels. If BPL was unable to recover what it is contractually entitled to, SSE would suffer a reduction in the earnings it receives from the investment which, in 2001/02, amounted to £5m after tax.

Earnings per share
Earnings per share increased by 5.5% to 23p, before goodwill and the impact of FRS19. This builds on the previous three years' performance, during which earnings per share grew by 33%.

Dividend
The Board is declaring a half-year dividend of 10.5p per share, an increase of 8.2% on last year. This is again significantly ahead of target. SSE remains confident it will achieve the enhanced dividend target announced in May 2002 of at least 4% real growth for each of the years to March 2004 and sustained real growth to March 2005

Cash Flow and Balance Sheet
In the six months to 30 September 2002 SSE achieved a positive cash flow of £69.3m, before the acquisition of SSE Hornsea for £129m, plus £1.4m of working capital. The previous year's cash flow of £95m was boosted by a major reduction in the level of energy debt following migration of all customers on to a single IT system in 2001.

FRS 17 was adopted in full for 2001/02 for the treatment of the pension scheme assets, liabilities and costs. At 30 September 2002, the FT-SE Index closed at 3,721. Consequently a pensions scheme liability of £188.5m is reflected in the balance sheet.

The balance sheet remains one of the strongest in the global utility sector and SSE continues to have an AA- credi rating. This gives SSE significant competitive advantage in terms of cost of funding and supporting new developments.

The underlying interest cover was almost seven times compared with almost six times a year ago. The share buy-back programme has also continued, with the purchase of 345,000 shares, at an average price of 589p and total cost of £2m.

Strategy and Outlook
SSE believes that effective management of core activities is the best way of meeting its dividend targets and delivering long-term shareholder value. For this reason it will continue to focus on building a vertically-integrated UK-focused energy company.

From time-to-time, as merger and acquisition opportunities arise, SSE will pursue those that deliver value for shareholders, such as the acquisition of the gas storage business at Hornsea. Nevertheless, SSE's ability to achieve future growth in earnings is not dependent on merger or acquisition activity. It will not jeopardise shareholder value by paying inflated prices for assets.

There are significant opportunities for SSE to deliver solid, sustainable earnings growth in the years ahead in its existing generation, transmission, distribution and supply operations, as well as in its other businesses. Consequently, SSE is well on course to deliver its enhanced dividend targets.

- ENDS -

For further information please contact:

Scottish and Southern Energy

Alan Young – Director of Corporate Communications	0870 900 0410
Denis Kerby – Investor Relations Manager	0870 900 0410

PROFIT AND LOSS ACCOUNT

For the period 1 April 2002 to 30 September 2002

Year to 31 March 2002 £m		Note	Half Year to 30 Sept. 2002 unaudited £m	Half Year to 30 Sept. 2001 unaudited restated £m
4,005.6	Total group turnover	6	1,822.1	1,804.6
602.0	Group operating profit		246.2	241.9
	Share of operating profit in:			
28.8	- Joint ventures		15.7	14.4
35.7	- Associates		15.2	15.3
666.5	Total operating profit	6	277.1	271.6
1.6	Income from fixed asset investments		0.4	0.4
	Net interest payable:			
(74.2)	Group		(29.7)	(36.8)
(13.2)	Joint ventures		(6.5)	(7.3)
(19.3)	Associates		(8.8)	(9.5)
24.3	Other finance income		16.5	12.2
585.7	Profit on ordinary activities before taxation		249.0	230.6
154.6	Taxation	3	70.5	60.2
431.1	Profit on ordinary activities after taxation		178.5	170.4
0.5	Equity minority interests in subsidiary undertaking		-	0.2
431.6	Profit attributable to ordinary shareholders		178.5	170.6
278.5	Dividends	7	90.2	83.8
153.1	Retained profit		88.3	86.8
50.3p	Earnings per share - basic	8	20.8p	19.9p
54.7p	- adjusted	8	23.0p	21.8p
50.2p	- diluted	8	20.7p	19.8p
32.4p	Dividend per ordinary share	7	10.5p	9.7p

BALANCE SHEET

At 30 September 2002

At 31 March 2002 £m		Note	At 30 Sept. 2002 unaudited £m	At 30 Sept. 2001 unaudited restated £m
4,057.6	Fixed assets		4,221.5	4,043.6
	Current assets			
54.6	Stocks		65.2	56.5
577.0	Debtors		427.3	477.4
23.7	Investments		10.1	28.4
25.0	Cash at bank and in hand		21.9	24.4
(1,153.7)	Creditors - amounts falling due within one year		(1,039.0)	(1,351.6)
(473.4)	Net current liabilities		(514.5)	(764.9)
3,584.2	Total assets less current liabilities		3,707.0	3,278.7
(1,392.4)	Creditors - amounts falling due after more than one year		(1,408.2)	(1,152.6)
(549.9)	Provisions for liabilities and charges		(575.6)	(548.1)
1,641.9	Net assets excluding pension asset/(liability)		1,723.2	1,578.0
79.8	Pension asset	4	-	91.0
(15.4)	Pension liability	4	(188.5)	-
1,706.3	Net assets including pension asset/(liability)		1,534.7	1,669.0
430.1	Called up share capital		430.1	430.1
1,276.0	Reserves		1,104.5	1,238.4
1,706.1	Total shareholders' funds	9	1,534.6	1,668.5
0.2	Equity minority interests in subsidiary undertaking		0.1	0.5
1,706.3			1,534.7	1,669.0
70.8%	Gearing		82.6%	74.8%

CASH FLOW STATEMENT

For the period 1 April 2002 to 30 September 2002

Year to 31 March 2002 £m		Note	Half Year to 30 Sept. 2002 unaudited £m	Half Year to 30 Sept. 2001 unaudited restated £m
816.6	Net cash inflow from operating activities	10	439.4	472.1
16.1	Dividends from joint ventures, associates and trade investments		10.5	14.1
(67.7)	Returns on investments and servicing of finance		(28.9)	(39.9)
(127.8)	Taxation		(64.6)	(39.4)
637.2	Free cash flow		356.4	406.9
(264.8)	Capital expenditure and financial investment		(93.1)	(141.1)
20.0	Acquisitions and disposals		(130.4)	-
(263.4)	Equity dividends paid		(194.9)	(180.3)
129.0	Cash (outflow)/inflow before management of liquid resources and financing		(62.0)	85.5
7.6	Management of liquid resources		13.6	2.9
(139.6)	Financing		45.3	(91.3)
(3.0)	Decrease in cash in the period		(3.1)	(2.9)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the period 1 April 2002 to 30 September 2002

Year to 31 March 2002 £m		Half Year to 30 Sept. 2002 unaudited £m	Half Year to 30 Sept. 2001 unaudited restated £m
	Profit for the financial period:		
410.3	Group	169.1	162.3
11.5	Joint ventures	4.5	4.9
9.8	Associates	4.9	3.4
431.6	Profit for the financial period:	178.5	170.6
(110.6)	Actuarial loss recognised in respect of pension fund	(260.7)	(84.0)
321.0	Total recognised gains and losses relating to the financial period	(82.2)	86.6

NOTES TO THE INTERIM ACCOUNTS

1. Basis of preparation

The interim report has been prepared on the basis of accounting policies consistent with those set out in the annual report for the year ended 31 March 2002. The financial information in this report does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. It is unaudited but has been reviewed by the auditors. Figures for the year to 31 March 2002 included within this report are an abridged version of the full accounts which carry an unqualified auditor's report and have been filed with the Registrar of Companies.

2. Approval

The interim report for the six months ended 30 September 2002 was approved by the directors on 7 November 2002.

3. Taxation

The corporation tax charge reflects the anticipated effective rate on profit before taxation for the Group for the year ending 31 March 2003. The anticipated effective rate for the Group for the current year, after charging deferred tax, is 28.3% (2002: 26.1%).

4. Pensions

Financial Reporting Standard (FRS) 17 'Retirement Benefits' was adopted in full in the accounts to the year ended 31 March 2002. This involved a significant change to the measurement and presentation of pension scheme assets, liabilities and costs. Under FRS 17, pension scheme assets are measured using market values. Pension scheme liabilities are measured using the projected unit actuarial method and are discounted at the current rate of return on a high quality corporate bond of equivalent term and currency to the liability. Any increase in the present value of liabilities within the Group's defined benefit pension schemes expected to arise from employee service in the period is charged to operating profit. The expected return on the schemes' assets and the increase during the period in the present value of the schemes' liabilities arising from the passage of time are included in other finance income. Actuarial gains and losses are recognised in the consolidated statement of total recognised gains and losses. Pension scheme surpluses, to the extent that they are considered recoverable, or deficits are recognised in full and presented on the face of the balance sheet net of related deferred tax.

The Group also operates a defined contribution pension scheme. The assets of the scheme are held separately from those of the Group in an independently administered fund. The amounts charged against the profits represent the contributions payable to the scheme in the period.

The effect of adopting FRS 17 on the group's reported results and net assets at 30 September 2001, and the comparative movements in the period to 30 September 2002, were as follows:

Profit attributable to shareholders	Half Year to 30 Sept. 2002 unaudited £m	Half Year to 30 Sept. 2002 unaudited £m	Half Year to 30 Sept. 2001 unaudited £m	Half Year to 30 Sept. 2001 unaudited £m
As previously reported		-		167.1
Impact of FRS 17 - Increased charge to operating profit	(8.7)		(8.7)	
- Increased finance income	16.5		12.2	
Net movement		**7.8**		**3.5**
As restated		**-**		**170.6**
Net assets				
As previously reported		-		1,574.5
Impact of FRS 17 - Pension (liability)/asset	(369.0)		130.0	
- Deferred tax thereon	108.3		(39.0)	
Net pension (liability)/asset	(260.7)		91.0	
Impact of FRS 17 - Net increase in profit retained	7.8		3.5	-
Net movement		**(252.9)**		**94.5**
As restated		**-**		**1,669.0**

As a consequence of this change opening shareholders' funds at 1 April 2001 were increased from £1,481.2m to £1,656.2m.

5. Acquisition of subsidiary undertaking

On 30 September 2002, the Group acquired 100% of the issued share capital of Dynegy Hornsea Limited, now renamed SSE Hornsea Limited. The fair value of the assets acquired and the final consideration paid as included in these accounts are provisional.

6. Segmental analysis

Year to 31 March 2002 £m			Half Year to 30 Sept. 2002 £m	Half Year to 30 Sept. 2001 restated £m
	Turnover			
243.2	Power Systems	Scotland	111.8	110.3
363.8		England	176.4	169.5
607.0			288.2	279.8
3,430.4	Generation and Supply		1,582.8	1,578.3
566.6	Other businesses		194.6	194.0
4,604.0			2,065.6	2,052.1
(598.4)	Less inter activity sales		(243.5)	(247.5)
4,005.6			1,822.1	1,804.6
	Operating profit			
117.0	Power Systems	Scotland	55.1	53.8
187.1		England	85.3	79.9
304.1			140.4	133.7
292.1	Generation and Supply		102.4	109.9
70.3	Other businesses		34.3	28.0
666.5			277.1	271.6

7. Dividends

The interim dividend per ordinary share of 10.5p (2001: 9.7p) will be paid on 24 March 2003 to those shareholders on the Scottish and Southern Energy plc share register on 7 March 2003.

8. Earnings per Share

Year to 31 March 2002 Earnings per share pence		Half Year to 30 Sept. 2002 Earnings £m	Half year to 30 Sept. 2001 restated Earnings £m	Half Year to 30 Sept. 2002 Earnings per share pence	Half year to 30 Sept 2001 restated Earnings per share pence
50.3	Basic	178.5	170.6	20.8	19.9
	Adjusted for:				
1.3	amortisation of goodwill	5.7	5.8	0.7	0.7
3.1	deferred tax	13.2	10.2	1.5	1.2
54.7	Adjusted	197.4	186.6	23.0	21.8
50.2	Diluted	178.5	170.6	20.7	19.8

The adjusted figures are before amortisation of goodwill and the charge for deferred tax.
The weighted average number of shares used in each calculation is as follows:

	Sept. 2002 Number of shares (millions)	Sept. 2001 Number of shares (millions)
For basic and adjusted earnings per share	858.3	857.5
Effect of exercise of share options	2.2	3.5
For diluted earnings per share	860.5	861.0

9. Reconciliation of movement in equity shareholders' funds

Year to 31 March 2002 £m		Half Year to 30 Sept. 2002 £m	Half Year to 30 Sept. 2001 restated £m
321.0	Total recognised gains and losses relating to the financial period	(82.2)	86.6
(278.5)	Dividends	(90.2)	(83.8)
42.5	Retained (loss)/profit for the financial period	(172.4)	2.8
12.6	New share capital subscribed	2.9	9.5
1.2	Premium on issue of shares to Quest	-	-
(1.3)	Contribution to Quest	-	-
(5.1)	Repurchase of ordinary share capital for cancellation	(2.0)	-
49.9	Net (reduction)/addition in shareholders' funds	(171.5)	12.3
1,656.2	Opening shareholders' funds	1,706.1	1,656.2
1,706.1	Closing shareholders' funds	1,534.6	1,668.5

10. Reconciliation of operating profit to net cash flow from operating activities

Year to 31 March 2002 £m		Half Year to 30 Sept. 2002 £m	Half Year to 30 Sept. 2001 restated £m
602.0	Operating profit	246.2	241.9
19.0	FRS 17 pension charge	8.7	8.7
186.3	Depreciation, amortisation and revaluation adjustments	88.4	89.1
11.5	Amortisation of goodwill	5.7	5.8
(15.9)	Customer contributions and capital grants released	(8.0)	(7.8)
(18.4)	(Increase) in stocks	(10.1)	(20.3)
95.7	Decrease in debtors	149.5	194.8
(46.9)	(Decrease) in creditors	(32.8)	(34.7)
(15.1)	(Decrease) in provisions	(7.0)	(3.0)
(1.6)	(Profit) on disposal of tangible fixed assets	(1.2)	(2.4)
816.6	Net cash inflow from operating activities	439.4	472.1

11. Reconciliation of net cash flow to movement in net debt

Year to 31 March 2002 £m		Half Year to 30 Sept. 2002 £m	Half Year to 30 Sept. 2001 £m
(3.0)	(Decrease) in cash in the financial period	(3.1)	(2.9)
147.0	Net cash (inflow)/outflow from (increase)/decrease in debt and lease financing	(44.4)	100.8
(7.6)	Net cash (inflow) from (decrease) in liquid resources	(13.6)	(2.9)
136.4	Movement in net debt in the financial period	(61.1)	95.0
(1,343.7)	Net debt at start of financial period	(1,207.3)	(1,343.7)
(1,207.3)	Net debt at end of financial period	(1,268.4)	(1,248.7)

12. Analysis of net debt

	1 April 2002 £m	Cash Flow £m	30 Sept. 2002 £m
Cash at bank and in hand	25.0	(3.1)	21.9
Overdrafts	(0.7)	-	(0.7)
Other debt due within one year	(184.6)	(21.4)	(206.0)
Net borrowings due within one year	(160.3)	(24.5)	(184.8)
Net borrowings due after more than one year	(1,070.7)	(23.0)	(1,093.7)
Current asset investments	23.7	(13.6)	10.1
Net debt	(1,207.3)	(61.1)	(1,268.4)

INDEPENDENT REVIEW REPORT BY KPMG AUDIT PLC TO SCOTTISH AND SOUTHERN ENERGY PLC

Introduction

We have been instructed by the company to review the financial information set out above and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2002.

KPMG Audit Plc
Chartered Accountants
Edinburgh
7 November 2002

82-3099

London STOCK EXCHANGE | RNS | The company news service from the London Stock Exchange

View Announcement

1/11/02
2689D

status list

Announcement Details

Company	Headline	Embargo	Last Update
Scottish & Southern Energy PLC	Director Shareholding		16:17 1 Nov 02

Full Announcement Text

The Company was notified by the Halifax, the provider of the all employee Scottish and Southern E Incentive Plan on 31 October 2002, that 33,833 ordinary shares in the Company were purchased on at a price of £6.43. These shares were allocated to participants of the plan at a price of £6.355.

The purchase was made pursuant to a regular standing order instruction with the Halifax for month shares.

The interests of Executive directors of the Company in the transaction were as follows:

Directors	Number of shares purchased/ allocated	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood	25	0.000003%	13,071	0.0015%
Ian Marchant	25	0.000003%	39,926	0.0046%
David Sigsworth	25	0.000003%	53,709	0.0062%
Alistair Phillips-Davies	24	0.000003%	4,845	0.0006%
Gregor Alexander	25	0.000003%	5,191	0.0006%

28/10/02
0110D.
82-3099

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Scottish and Southern Energy plc

2. Name of director

Ian Marchant

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director only

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ian Marchant

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director only

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Announcement by PEP Manager to the Company of reinvestment of dividend pursuant to a regular standing order instruction into a Single Company PEP.

7. Number of shares / amount of stock acquired

19

8. Percentage of issued class

0.000002%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary 50p shares

12. Price per share

£6.78

13. Date of transaction

3 October 2002

14. Date company informed

24 October 2002

15. Total holding following this notification

39,901

16. Total percentage holding of issued class following this notification

0.0046%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Ailsa Stroud 01738 455152

25. Name and signature of authorised company official responsible for making this notification

Ailsa Stroud, Assistant Company Secretary

Date of Notification

25 October 2002

7/10/02
1613C
82-3099

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Scottish and Southern Energy plc

2. Name of director

David Sigsworth

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director only

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

David Sigsworth

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director only

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of 2,110 Sharesave Share Options..

7. Number of shares / amount of stock acquired

2,110

8. Percentage of issued class

0.0002%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary 50p shares

12. Price per share

£3.27

13. Date of transaction

4 October 2002

14. Date company informed

4 October 2002

15. Total holding following this notification

53,684

16. Total percentage holding of issued class following this notification

0.0062%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Alex Cairncross 01738 455154

25. Name and signature of authorised company official responsible for making this notification

Ailsa Stroud, Assistant Company Secretary

Date of Notification

5 October 2002

7/10/02
: 1328C
82-3099

Appointment to the Board

Following the appointment of Gregor Alexander to the Board as Finance Director, with effect from 1 October 2002, Mr Alexander disclosed to the Company on 2 October 2002 that he has a beneficial interest in 5,069 ordinary shares in the Company and options over 21,791 ordinary shares in the Company. The Company confirms that there are no details to be disclosed in relation to 16.4 (a) and (b) of the Financial Services Authority Listing Rules.

2|10|02
99358
82-3099

Reinvestment of September 2002 dividend under the Deferred Bonus Plan

The Company was notified yesterday of the purchase of 10,654 Ordinary Shares of 50p each in the Company at a price of £6.808 per share, pursuant to a regular standing order instruction.

The purchase was carried out on 30 September 2002 by Bedell Christin Trust Company Limited, trustees of the Scottish and Southern Energy Deferred Bonus Plan ("the Trust"). The purchase related to the reinvestment by the Trustees of the September 2002 dividend.

For Companies Act purposes, the Executive Directors are regarded as having an interest in shares held by the Trust.

2/10/02
9934B
82-3099

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Scottish and Southern Energy plc

2. Name of director

David Sigsworth

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director and Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

David and Lorna Sigsworth

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director and Spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Announcement by PEP Manager to the Company of reinvestment of tax credit pursuant to a regular standing order instruction into a Single Company PEP and General PEP. David Sigsworth - Single Company 67, General 82, Lorna Sigsworth – Single Company 41, General 82

7. Number of shares / amount of stock acquired

272

8. Percentage of issued class

0.00003%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary 50p shares

12. Price per share

£6.79

13. Date of transaction

30 September 2002

14. Date company informed

30 September 2002

15. Total holding following this notification

51,574

16. Total percentage holding of issued class following this notification

0.0060%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Ailsa Stroud 01738 455152

25. Name and signature of authorised company official responsible for making this notification

Ailsa Stroud, Assistant Company Secretary

Date of Notification

2 October 2002

1/10/02
91198
82-3099

The Company was notified by the Halifax, the provider of the all employee Scottish and Southern Energy plc Share Incentive Plan on 30 September 2002, that 35,007 ordinary shares in the Company were purchased on 30 September 2002 at a price of £6.76. These shares were allocated to participants of the plan at a price of £6.80.

The purchase was made pursuant to a regular standing order instruction with the Halifax for monthly purchases of shares.

The interests of Executive directors of the Company in the transaction were as follows:

Directors	Number of shares purchased/ allocated	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood	25	0.000003%	13,046	0.0015%
Ian Marchant	25	0.000003%	39,882	0.0046%
Alistair Phillips-Davies	25	0.000003%	51,302	0.0060%
David Sigsworth	25	0.000003%	4,821	0.0006%

The purchase of shares relates to an employees' share scheme extended to all or most employees of participating Group companies and as such is not subject to the provisions of the Model Code of the Listing Rules.

SCOTTISH AND SOUTHERN ENERGY PLC ACQUIRES DYNEGY HORNSEA LTD

Scottish and Southern Energy plc (SSE) has purchased Dynegy Hornsea Ltd from Dynegy Inc for a total cash consideration of £129 million plus working capital of £1.4 million. Dynegy Hornsea Ltd comprises the Hornsea gas storage facility on the east coast of Yorkshire, plus the development rights to the adjacent Aldborough site.

The Hornsea facility has nine cavities with a total storage capacity of around 325 million cubic metres, and could be expanded further. It operates as a tool for meeting peak demand for gas and is capable of exporting around 18 million cubic metres a day and importing around 2 million cubic metres a day. The site is connected to the Transco National Transmission System via two pipelines.

The Aldborough site has received planning permission for the creation of a further six gas storage cavities with a capacity of around 170 million cubic metres. Planning consents are in place and are valid until 2005.

The acquisition of the Hornsea facility will enable SSE to benefit from the ownership and management of a storage facility for which there is substantial and ongoing demand. The acquisition is expected to be earnings enhancing, pre and post goodwill, in the first year.

Jim Forbes, Chief Executive, said:

'The acquisition of the Hornsea facility will complement SSE's existing business and will enable us to exploit further our ability to manage energy assets. It will also give SSE future development and earnings potential.'

Ian Marchant, presently Finance Director and Chief Executive from 1 October, said:

‘SSE’s reputation has been built on its focus on the UK utility business. The acquisition of the Hornsea gas storage facility is fully in line with this. It will be a small but valuable addition to our existing businesses.’

Enquiries to:

Scottish and Southern Energy

Alan Young - Director of Corporate Communications	0870 900 0410
Denis Kerby - Investor Relations Manager	0870 900 0410

Financial Dynamics

Andrew Dowler	0207 831 3113
Fiona Meiklejohn	0207 831 3113

25/9/02
6539B
82-3099

Notification of Directors' Interests

Scottish and Southern Energy plc wishes to notify the following change in directors' interests in the Company's ordinary 50p shares ("Shares") arising out of the operation of the Scottish and Southern Energy Deferred Bonus Plan ("Plan"). Awards of Shares under the Plan can be unconditionally released to participants following the third anniversary of grant.

On 23 September 2002, Alistair Phillips-Davies elected to call for 1,163 Shares awarded to him on 17 August 1999. These Shares were transferred by the Scottish and Southern Energy Employee Trust (the "Trust").

On 24 September 2002, Alistair Phillips-Davies sold 484 Shares at £6.37 in order to discharge income tax liabilities arising on the release from the Trust.

As a result of these transactions, Alistair Phillips-Davies is interested in 4,796 Shares.

In addition, the executive directors are deemed for Companies Act (1985) purposes to be interested in all the Shares held by the Trust.

25/9/02
GSW4B
82-3099

Notification of Directors' Interests

Scottish and Southern Energy plc wishes to notify the following change in directors' interests in the Company's ordinary 50p shares ("Shares") arising out of the operation of the Scottish and Southern Energy Deferred Bonus Plan ("Plan"). Awards of Shares under the Plan can be unconditionally released to participants following the third anniversary of grant.

On 23 September 2002, Ian Marchant elected to call for 7,878 Shares awarded to him on 17 August 1999. These Shares were transferred by the Scottish and Southern Energy Employee Trust (the "Trust").

On 24 September 2002, Ian Marchant sold 3,240 Shares at £6.37 in order to discharge income tax liabilities arising on the release from the Trust.

As a result of these transactions, Ian Marchant is interested in 39,857 Shares.

In addition, the executive directors are deemed for Companies Act 1985 purposes to be interested in all the Shares held by the Trust.

25/9/02
G5S2B
82-3099

Notification of Directors' Interests

Scottish and Southern Energy plc wishes to notify the following change in directors' interests in the Company's ordinary 50p shares arising out of the operation of the Scottish and Southern Energy Deferred Bonus Plan.

In connection with the vesting of his rights under the Deferred Bonus Plan on his retirement on 30 September 2002, Jim Forbes on 24 September 2002 waived without payment his right to call for 159,004 Ordinary shares from Bedell Cristin Trustees Limited as the trustee of the Scottish and Southern Energy Employee Trust ("the Trustee") under the Company's Deferred Bonus Plan. Today, the Trustee appointed 159,004 shares at a price of £6.40 per share which could otherwise have been called for by Jim Forbes on his retirement to Bedell Cristin Trustees Limited as the trustee of the Scottish and Southern Energy Employee Benefit Trust 2002 to be held for the benefit of Jim Forbes and his family.

82-3099

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upd
Scottish & Southern Energy PLC	Blocklisting Interim Review		14:17 3 Sep

Full Announcement Text

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Scottish and Southern Energy plc

2. Name of scheme

SAYE Sharesave Scheme

3. Period of return:

From 1 March 2002 To 31 August 2002

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,052,890

5. Number of shares issued / allotted under scheme during period:

245,971

6. Balance under scheme not yet issued / allotted at end of period

806,919

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of

800,000 ordinary shares were listed on 13 March 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our

860,215,779

Contact for queries

Name	Ailsa Stroud
Address	Inveralmond House, 200 Dunkeld Road, Perth, PH1 3AQ
Telephone	01738 455152

Person making the return

Name	Ailsa Stroud
Position	Assistant Company Secretary
Signature	

END

82-3099

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upd
Scottish & Southern Energy PLC	Blocklisting Interim Review		14:[illegible] 4 Sep

Full Announcement Text

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Scottish and Southern Energy plc

2. Name of scheme

Executive Share Option Scheme

3. Period of return:

From 1 March 2002 To 31 August 2002

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

317,880

5. Number of shares issued / allotted under scheme during period:

208,659

6. Balance under scheme not yet issued / allotted at end of period

109,221

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of

800,000 ordinary shares were listed on 30 August 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our

860,215,779

Contact for queries

Name	Ailsa Stroud
Address	Inveralmond House, 200 Dunkeld Road, Perth, PH1 3AQ
Telephone	01738 455152

Person making the return

Name	Ailsa Stroud
Position	Assistant Company Secretary